Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 15
DATED APRIL 12, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 15 to you in order to supplement our prospectus. This supplement updates information in the "Investment Objectives and Policies", "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 15 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 14 dated March 25, 2004, Supplement No. 13 dated March 15, 2004, (Supplement No. 13 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and March 9, 2004), and must be read in conjunction with our prospectus.

Investment Objectives and Policies

Other Investments

The discussion under this section, which starts on page 93 of our prospectus, is modified and supplemented by the following:

Our advisor has informed our board of directors that it is increasingly concerned about the potential that mortgage interest rates will increase during 2004. The advisor is also developing plans to increase the yield on cash on hand, which has not yet been invested in real estate. Our board of directors, including all of the independent directors, unanimously approved a resolution for the following:

We may invest in interest rate futures, an interest rate hedging strategy designed to offset the risks of potential interest rate increases on our long-term borrowings. Should conditions warrant, this interest rate hedging strategy will be implemented over a period of time. We intend to invest in up to $100 million in interest rate futures, both five and seven year treasuries, with maturities of 90 days. Our initial cash outlay in this interest rate hedging strategy is expected to be 1-2% of the value of our investment in the interest rate futures. Risks associated with this interest rate hedging strategy are primarily associated with declines in interest rates. As rates decline, we risk having to increase our initial cash outlay, and may incur losses on our investments in interest rate futures.

  An affiliate of our advisor, Inland Investment Advisors, Inc., the investment advisor, will be managing this interest rate hedging strategy. Fees paid to the investment advisor are expected to be similar to those incurred using a third party investment advisor.
  We may also retain the investment advisor to invest up to $10 million of our cash in publicly traded investment securities. Fees paid to the investment advisor are expected to be similar to those incurred using a third party investment advisor.
  We may enter into an initial $50 million (which could increase to $100 million) twelve month credit facility with an affiliate of our advisor, Inland Real Estate Exchange Corporation (IREX) for its 1031 exchange program. IREX will use the funds to purchase real estate investments that meet the criterion consistent with our real estate investment policies.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Paradise Valley Marketplace, Phoenix, Arizona

On April 8, 2004, we purchased an existing shopping center known as Paradise Valley Marketplace containing 81,256 gross leasable square feet. The center is located at Tatum Boulevard and Shea Boulevard in Phoenix, Arizona.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $28,510,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $351 per square foot of leasable space. Included in the purchase price was 11,000 square feet is vacant land that has been approved for development.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Whole Foods Grocery Store, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Whole Foods	32,000	39	13.50	01/02	01/22

For federal income tax purposes, the depreciable basis in this property will be approximately $21,383,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Paradise Valley Marketplace was built in 2002. As of March 31, 2004, this property was 86% occupied, with a total 69,627 square feet leased to fifteen tenants and a parcel of land leased to one tenant under a ground lease. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

EB Gameworld	1,015	11/05	30,450	30.00
Beauty Brands	5,510	12/06	176,320	32.00
Verizon Wireless	2,047	12/06	65,504	32.00
Ship Rite	1,340	11/07	36,575	27.30
Soma Restaurant	3,452	10/07	108,738	31.50
So-Oh! Fashion Outlet	1,964	02/08	51,064	26.00
The Men's Wearhouse	5,176	03/13	165,632	32.00
Mattress Authority	2,453	08/08	73,590	30.00
Hava Java	1,587	05/08	57,132	36.00
Kolache Factory	2,100	11/08	71,400	34.00
Washington Mutual	4,114	01/09	131,648	32.00
Pick Up Stix	1,820	01/12	64,155	35.25
Platinum Dry Cleaning	2,505	01/13	77,404	30.90
Baja Fresh	2,544	12/11	97,079	38.16
Whole Foods	32,000	01/22	432,000	13.50
Eckerds (Ground Lease)	0	07/23	205,000	N/A

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to these properties, the tenants or in the local economic conditions;
  our receipt of sufficient net proceeds from this offering and financing proceeds to make these acquisitions; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for the properties, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

North Rivers Town Center, Charleston, South Carolina

We anticipate purchasing a portion of a newly constructed shopping center known as North Rivers Town Center. The property we propose to acquire contains 109,887 gross leasable square feet. The center is located at Rivers Avenue and Ashley Phosphate Road in Charleston, South Carolina.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $20,100,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $183 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Bed, Bath & Beyond, Ross Dress for Less and Office Depot, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Bed, Bath & Beyond	28,000	25	10.85	11/03	01/14

Ross Dress For Less	30,187	27	11.00	02/04	01/15

Office Depot	16,000	15	11.50	02/04	01/14

For federal income tax purposes, the depreciable basis in this property will be approximately $15,100,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

North Rivers Town Center was built during 2003 to 2004. As of March 31, 2004, this property was 100% occupied, with a total 109,887 square feet leased to fifteen tenants and a parcel of land lease to one tenant under a ground lease. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
All About Cellular	1,400	01/07	27,300	19.50
Mattress Gallery	2,400	10/08	52,800	22.00
Super Nails	1,400	11/08	28,000	20.00
Gamestop	1,750	11/08	35,000	20.00
Great Clips	1,250	01/09	26,250	21.00
Cold Stone Creamery	1,500	01/09	30,000	20.00
Firehouse Subs	1,800	02/09	36,000	20.00
David's Bridal	10,000	10/13	155,000	15.50
Office Depot	16,000	01/14	184,000	11.50
Bed, Bath & Beyond	28,000	01/14	303,800	10.85
Just Fresh Bakery & Cafe	4,800	02/14	100,800	21.00
Pearle Vision	3,000	02/14	60,000	20.00
Ross Dress For Less	30,187	01/15	332,057	11.00
Pro Golf	4,800		76,800	16.00
Town Center Tobacco	1,600		26,400	16.50
Babies R Us (Ground Lease)	0	01/14	160,776	N/A

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Watauga Pavilion, Watauga, Texas

We anticipate purchasing a newly constructed shopping center known as Watauga Pavilion, containing 205,740 gross leasable square feet. The center is located at 7600-7620 Denton Highway in Watauga, Texas.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $35,700,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $173 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Two tenants, Oshman's and Bed, Bath & Beyond, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Oshman's Sporting Goods	33,000	16	10.50	03/04	01/14

Bed, Bath & Beyond	24,573	12	7.50	12/03	11/13

For federal income tax purposes, the depreciable basis in this property will be approximately $26,800,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Watauga Pavilion was built during 2003 to 2004. As of March 31, 2004, this property was 52% occupied, with a total 130,484 square feet leased to eleven tenants and an additional 62,228 square feet leased to three tenants with lease commencement dates between April and May 2004. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Cool Cuts 4 Kids	1,212	10/08	25,452	21.00
Beauty Brands	6,300	12/08	138,600	22.00
Mattress Giant	5,000	12/08	110,000	22.00
Sprint	2,738	12/08	60,236	22.00
EB Games	1,500	12/08	34,500	23.00
Pier One Imports	9,359	11/13	161,256	17.23
Bed, Bath & Beyond	24,573	11/13	184,298	7.50
Oshman's	33,000	01/14	346,500	10.50
Half Price Books	9,600	02/14	115,200	12.00
Cost Plus World Market	18,120	02/14	240,090	13.25
PetSmart	19,082	02/19	198,453	10.40

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Northpointe Plaza, Spokane, Washington

We anticipate purchasing an existing shopping center known as Northpointe Plaza, containing 378,890 gross leasable square feet. The center is located at 10100 N. Newport Highway in Spokane, Washington.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $56,100,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $148 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Safeway, Best Buy and Gart Sports, each leases more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Safeway	47,000	12	7.82	11/90	10/10

Best Buy	45,000	12	7.56	10/01	10/16

Gart Sports	45,658	12	11.56	09/98	01/13

For federal income tax purposes, the depreciable basis in this property will be approximately $42,100,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Northpointe Plaza was built between 1991 to 1993. As of March 31, 2004, this property was 99% occupied, with a total 374,148 square feet leased to thirty-one tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Mark Webb	1,500	01/09	23,250	15.50
Marks Hallmark	3,401	01/09	51,015	15.00
America's Best	4,500	03/09	67,500	15.00
Hollywood Video	7,500	08/04	141,450	18.86
Radio Shack	2,764	08/05	34,550	12.50
Payless Shoes	2,992	11/05	52,659	17.60
T.J. Maxx	24,894	01/06	186,705	7.50
Sally Beauty Supplies	1,778	03/06	22,401	12.60
Corral West	7,560	03/06	64,260	8.50
Great Clips	1,600	05/06	27,104	16.94
Mother Cupboard	1,600	05/06	25,600	16.00
Washington Mutual	4,500	06/06	82,404	18.31
Mail Boxes, Etc.	1,600	07/06	26,400	16.50
Fashion Bug	9,000	01/07	81,000	9.00
Pier One Imports	10,000	06/07	144,000	14.46
Foxy Nail	1,840	10/07	31,284	17.00
Payday Plus	1,250	06/08	26,400	21.12
Bath & Body Works	2,363	01/10	38,989	16.50
Safeway	47,000	10/10	367,386	7.82
Safeway Gas Bar	5,032	01/11	98,000	19.48
Red Robin Restaurant	6,469	11/11	87,808	13.57
Taco Bell	3,000	05/12	54,996	18.33
Gart Sports	45,658	01/13	527,592	11.56
Country Buffet	10,172	01/13	140,373	13.80

Azteca Restaurant	5,275	04/13	85,327	16.18
Staples	25,540	07/13	305,793	11.97
PetSmart	26,175	08/13	376,396	14.38
Linen 'n Things	36,554	09/15	448,517	12.27
Best Buy	45,000	10/16	340,000	7.56
Borders	22,631	01/18	178,785	7.90
Apple Bees	5,000	04/27	66,999	13.40

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Arvada Marketplace and Arvada Connection, Arvada, Colorado

We anticipate purchasing two existing shopping centers, situated directly across the street from each other, containing 358,094 total gross leasable square feet. The centers are located at 7320-7490 West 52nd Street in Arvada, Colorado.

We anticipate purchasing these two centers from one unaffiliated third party. Our total acquisition cost is expected to be approximately $51,550,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $144 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Sam's Club, Gart Sports and Office Depot, each lease more than 10% of the total gross leasable area of Arvada Marketplace and two tenants, Old Country Buffet and Pier 1 Imports, each lease more than 10% of the total gross leasable area at Arvada Connection. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Arvada Marketplace
Sam's Club	142,491	48	8.01	04/01	03/11

Gart Sports	54,903	18	7.03	10/93	01/14

Office Depot	17,000	15	8.00	01/93	12/13
Arvada Connection

Old Country Buffet	10,000	16	11.00	09/92	12/07

Pier 1 Imports	8,068	13	17.00	04/88	04/08

For federal income tax purposes, the depreciable basis in this property will be approximately $38,700,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Arvada Marketplace and Arvada Connection were built between 1987 through 1990. As of March 31, 2004, Arvada Marketplace was 99% occupied, with a total 292,662 square feet leased to twenty-eight tenants and Arvada Connection was 78% occupied, with a total 47,483 square feet leased to twelve tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
Arvada Marketplace
Carefree Spas & Pools	6,367	06/04	54,120	8.50
Ted Johnson DDS	1,564	10/04	20,301	12.98
Action Chiropractic	1,363	12/04	23,171	17.00
Armada's Bridal	5,155	05/05	51,550	10.00
Fast Signs	1,600	06/05	24,000	15.00
American General Finance	1,381	11/05	24,168	17.50
Namiko's Restaurant	3,015	02/06	53,577	17.77
Cruise Holidays	1,400	02/06	21,000	15.00
Citifinancial	2,251	12/06	35,821	15.91
Schlotzsky's Deli	1,900	07/07	26,600	14.00
Mail Boxes, Etc.	1,375	12/07	24,063	17.50
Supercuts	2,213	12/07	37,621	17.00
Fantastic Sam's	1,350	12/07	22,275	16.50
Fashion Bug	10,000	03/08	80,000	8.00
Subway	1,230	10/08	22,140	18.00
Radio Shack	2,740	10/08	43,858	16.01
Lone Star Steakhouse	6,000	11/08	85,430	14.24
Tile for Less	3,016	12/08	48,256	16.00
Elegant Nails	1,000	01/09	17,000	17.00
Life Uniforms	3,194	05/09	47,910	15.00
Executive Tans	1,500	06/09	22,687	15.13
1st Cleaners	1,400	04/10	23,800	17.00
Red Robin Burger	7,300	12/10	201,795	27.64
Sam's Club	142,491	03/11	1,142,063	8.01
Bennett's Bar-B-Que	6,054	03/12	149,836	24.75
Office Depot	17,000	12/13	136,000	8.00
Lady of America Fitness	3,900	12/13	66,300	17.00
Gart Sports	54,903	01/14	385,902	7.03

Arvada Connection
SAS Shoes	2,600	11/04	28,600	11.00
Liquor Paradise	2,600	04/06	34,450	13.25
Kwal-Howell Paint Center	3,965	05/06	56,779	14.32
State Farm Insurance	1,190	07/06	20,230	17.00
U-Frame-It	1,680	09/06	24,058	14.32
Verizon Wireless	1,400	10/06	26,600	19.00
Pier 1 Imports	8,068	04/08	137,156	17.00
Household Finance	1,680	11/07	25,200	15.00
Old Country Buffett	10,000	12/07	110,000	11.00
Taco Bell	2,240	12/07	74,347	33.19
Waldenbooks & More	7,600	01/09	176,700	23.25
IHOP	4,460	01/10	101.900	22.85

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

The Shops at Boardwalk, Kansas City, Missouri

We anticipate purchasing a newly constructed shopping center known as The Shops at Boardwalk, containing 122,413 gross leasable square feet. The center is located at North Boardwalk Avenue and Ambassador Drive in Kansas City, Missouri.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $36,642,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $299 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Borders, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Borders	19,001	16	13.95	08/03	07/08

For federal income tax purposes, the depreciable basis in this property will be approximately $27,500,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The Shops at Boardwalk was built during 2003 to 2004. As of March 31, 2004, this property was 73% occupied, with a total 89,408 square feet leased to twenty-one tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Noggin Noodle	2,390	07/05	62,140	26.00
Nextel	2,004	05/08	54,108	27.00
Electronic Boutique	2,195	06/08	60,582	27.60
Coldwater Creek	4,617	06/08	110,808	24.00
Jos A. Banks	4,200	07/08	92,400	22.00
Chicos	2,735	07/08	68,375	25.00
Borders Books	19,001	07/08	265,063	13.95
Planet Sub	3,147	07/08	84,969	27.00
Claire's	1,200	08/08	36,000	30.00
Maurices	3,784	08/08	90,816	24.00
Select Comfort	2,158	10/08	64,740	30.00
Archivers	5,957	01/09	119,140	20.00
Hallmark	3,484	03/09	71,422	20.50
2nd Swing	3,580	04/09	93,080	26.00
J. Jill	4,085	07/13	122,550	30.00
Chipolte	2,801	07/13	78,428	28.00
Yankee Candle	1,925	07/13	48,125	25.00
Red Star Tavern	7,209	08/13	209,061	29.00
Christopher & Banks	3,500	08/13	91,000	26.00
Kirklands	4,935	01/14	108,570	22.00
Talbots	4,501	01/16	117,026	26.00

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Terminated Contracts

Our Board of Directors previously approved the acquisition of Shaw's Supermarket in Bristol, Connecticut. Based on information received during our due diligence process, we have decided not to acquire the property.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 our prospectus.

Update

The following table updates shares sold in our offerings as of April 6, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our first offering began September 15, 2003:	50,118,833	501,146,458	52,309,223	448,837,235

Shares sold pursuant to our distribution reinvestment program	374,211	3,555,009	-	3,555,009

	50,513,044	504,901,467	52,309,223	452,592,244

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.